Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended 6/30/2018	Years Ended December 31,
		2017	2016	2015	2014	2013
Fixed Charges:
Interest expense	$—	$—	$—	$—	$—	$—
Interest expense on portion of rent expense representative of interest	32	75	66	39	177	177

Total Fixed Charges	$32	$75	$66	$39	$177	$177

Earnings (loss):
Income (loss) from operations	$(17,422)	$(23,008)	$(18,169)	$(12,891)	$(16,034)	$3,285
Fixed charges per above	32	75	66	39	177	177
Total earnings (loss) as adjusted	(17,390)	(22,933)	(18,103)	(12,852)	(15,857)	3,462

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	$19.6

Deficiency of earnings available to cover fixed charges	$(17,390)	(22,933)	(18,103)	(12,852)	(15,857)	N/A